

Interbrew

THE WORLD'S LOCAL BREWER

03 APR 21 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 18 avril 200



03022580

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Enclosure: press release

dlw 6/11


Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Acquisition Chinese K.K. Brewery closed

Brussels, 18 April 2003

Interbrew, *The World's Local Brewer©*, is pleased to announce the closing of its acquisition of K.K. Brewery. Interbrew pays 35 million USD cash for a 70% stake of the brewing operations of the Chinese K.K. Group. The transaction corresponds to a 7.2x EBITDA multiple. The K.K. Brewery, located in the city of Ningbo (the second largest harbour of china, after Shanghai), is the leading brewer in the Province of Zhejiang. This transaction reinforces Interbrew's commitment to play a leading role in the consolidation of the beer market in China's Yangtze Delta region.

K.K. Brewery is a leading brewer in the Province of Zhejiang and has a strong presence in the city of Ningbo, where it has an 80% market share. It operates two breweries and a bottling line in the Yangtze Delta. The 2002 volume of K.K. Brewery was 2.5 million Hl. Its main brands are *K* (King beer) and *Zizhulin*, the leading standard lagers, and *K.K.* and *one week*, the premium brands.

During the closing period Interbrew sold the operations of the K.K. Brewery in Kunming in the Yunnan Province (close to Vietnam), because they did not fit in with Interbrew's strategy for China.

"Interbrew seeks to be a leading player in the consolidation of the beer market in the prosperous coastal region of China. In this region we are creating a strong local platform in which to further grow our Chinese brands." said John F. Brock, CEO of Interbrew. *"The K.K. brands will considerably strengthen our Chinese platform and enhance the product offering to our consumers."*

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information
Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com